14, bd du Général Leclerc,
F 92572 Neuilly-sur-Seine Cedex
Téléphone : 01 41 43 14 00
Télécopie : 01 41 43 14 46

02060069

Béghin Say

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

SECRÉTARIAT GÉNÉRAL

File n: 82-5209

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2002-11-15-01
E-mail : cchalon@fr.beghin-say.com

NOV 25 2002

SUPPL

November, 15th 2002

Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is providing these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Press release,
- Quarterly newsletter September 30, 2002,

about results for the nine months ended September 30, 2002.

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

PROCESSED
DEC 0 9 2002
THOMSON FINANCIAL

Catherine CHALON-SZYMANEK
General Secretary

Béghin Say

PRESS RELEASE

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

Paris, November 14, 2002 - The Board of Directors of Béghin-Say met on November 14, 2002 under the chairmanship of Jérôme de Pelleport to review the consolidated financial statements for the nine months ended September 30, 2002.

Key figures (in EUR millions)	Sept. 30, 2001 (9 months)	**Sept. 30, 2002 (9 months)**	% change
Sales	1,300.9	**1,055.1**	- 18.9 %(1)
Operating income	129.8	**120.6**	- 7.1 %
Pre-tax income from continuing operations	91.3	**93.3**	+ 2.2 %
Net income (Group share)	43.0	**94.5**	+ 119.8 %
Shareholders' equity including minority interests	578.6	**596.0**	
Net indebtedness	1,013.6	**614.1**	
Net debt-to-equity ratio	1.75	**1.03**	

By business segment (in EUR millions)	Sales			Operating income		
	Sept. 30, 2001 (9 months)	**Sept. 30, 2002** (*9 months*)	% change	Sept. 30, 2001 (9 months)	**Sept. 30, 2002** (*9 months*)	% change
Sugar and Alcohol France	777.3	**742.9**	-4.4%	122.0	**95.6**	-21.6%
Sugar and Alcohol Italy	463.9	**153.0**	n.m.	-2.0	**-4.0**	n.m.
Sugar Hungary	58.0	**76.0**	+31.0%	9.1	**10.1**	+11.0%
Sugar and Alcohol Brazil	-	**83.2**	-	-	**19.1**	-
Other	1.7	**0.0**	-	0.7	**-0.2**	n.m.
Total	1 300.9	**1 055.1**	**-18.9%(1)**	129.8	**120.6**	**-7.1%**

(1) At constant exchange rates and scope of consolidation, total sales for the first nine months of 2002 were 3.1% down on the same period of 2001. The main change in scope of consolidation was the April 10, 2002 divestment of the Group's Italian operations.

- **Sales** for the first nine months of 2002 contracted by 3.1% compared with the same period of 2001, at constant exchange rates and scope of consolidation. Changes in scope of consolidation included the acquisition of the Brazilian subsidiary in October 2001 and divestment of the Group's Italian operations on April 10, 2002. In France, unfavourable conditions in the domestic market led to a corresponding increase in quota sugar exports. As expected, non-quota sugar sales fell sharply, due to the low volume of production from the 2001/2002 campaign. Lower sales in France were partly offset by increased sales in Hungary, reflecting sustained volumes and higher sales prices.

- **Operating income** dipped 7.1% compared with the first nine months of 2001. At constant exchange rates and scope of consolidation, the decline was 23.5%, primarily reflecting the lower operating margin of the French business due to its sales pattern as well as the weak production level and high production-based contribution of the 2001/2002 campaign. The Hungarian and Brazilian subsidiaries posted very satisfactory margin rates, in keeping with the trend observed in the first half of the year.

Béghin Say

- **Net income (Group share)** climbed to EUR 94.5 million from EUR 43.0 million in the first nine months of 2001. The strong rise was attributable to the swing to net non-recurring income of EUR 41.4 million from net non-recurring expense of EUR 18.2 million at end-September of the previous year. The majority of non-recurring income for the first nine months of 2002 consisted of the gain realised on the sale of the Group's operations in Italy.

- The **net debt-to-equity ratio** improved to 1.03 from 1.75 at September 30, 2001, reflecting lower indebtedness following the sale of the Group's operations in Italy. The Group's net indebtedness at September 30, 2002 stood at EUR 614.1 million versus EUR 1,013.6 million one-year earlier, representing a decrease of 39.4%.

Board of Directors
The Board of Directors has co-opted Mr. Franco Brunetti as a director to replace Mr. Jacques-Henri David, who resigned.

Notification of a General Meeting of Shareholders
As part of the preparatory moves related to the Edison Group's sale of its controlling stake in Béghin-Say, the Board of Directors has decided to convene a General Meeting of Shareholders on December 20, 2002. Notification of the meeting will be issued within the next few days.

OUTLOOK FOR THE FULL YEAR

The Hungarian and Brazilian subsidiaries are experiencing mixed fortunes, depending on the market segment, but are still expected to meet their margin objectives. In France, the negative impact of low production from the 2001/2002 campaign is being exacerbated by persistently difficult market conditions and an unfavourable world market. Although these conditions look set to last, the Group remains confident in matching its 2001 operating margin rate in 2002, taking into account the recent changes in its scope of consolidation. The outlook for the 2002/2003 campaign remains good and the initial benefits should be seen in the fourth quarter. The Group is standing by its forecast of growth in net income for the full year, helped primarily by the gain realised on the sale of its Italian operations.

Additional information is provided in the quarterly newsletter, which includes the unaudited consolidated financial statements for the period. The quarterly newsletter is available on request from the Group's Financial Communication Department, 14 boulevard du Général Leclerc, 92572 Neuilly-sur-Seine Cedex, France.
The quarterly newsletter, this press release and the presentation of results for the first nine months of 2002 will be posted on November 15, 2002 on the Béghin-Say website:
http://www.beghin-say.com

Financial calendar (provisional date)
Preliminary 2002 results will be announced on Thursday, February 6, 2003

Press Contact : + 33 1 41 43 10 10

Béghin Say

Quarterly newsletter

Third quarter 2002

KEY FIGURES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
(in EUR millions)

(unaudited)	Sept. 30, 2001 (9 months)	**Sept. 30, 2002 (9 months)**	% change
Sales	1 300.9	**1 055.1**	- 18.9%[1]
Operating income	129.8	**120.6**	- 7.1%
Net financial expense	(38.5)	**(27.3)**	+29.1%
Pre-tax income from continuing operations	91.3	**93.3**	+ 2.2%
Net non-recurring (expense) income	(18.2)	**41.4**	
Corporate income tax	(30.7)	**(42.1)**	
Net income (Group share)	43.0	**94.5**	x 2.2
Shareholders' equity including minority interests	578.6	**596.0**	
Net indebtedness	1 013.6	**614.1**	
Net debt-to-equity ratio	1.75	**1.03**	

(1) Based on a comparable scope of consolidation, sales contracted by 3.1%.

Contents

Notes to the consolidated financial statements

Accounting principles

The quarterly consolidated financial statements have been prepared using the same accounting principles and valuation methods as those used for the annual financial statements, in accordance with Regulation No. 99-02 of the French Accounting Standards Committee (CRC) governing the consolidated financial statements of commercial and public sector companies, and Recommendation No. 99.R.01 of the National Accounting Board (CNC) relating to interim financial statements.

Seasonal influence

Interim sales and operating income are subject to a seasonal effect relating to the sugar campaign. The timing of the campaign means that sales are traditionally higher in the final quarter of the year. Inter-campaign costs are carried as deferred expenses until the new campaign starts. Consequently, third-quarter results do not include any inter-campaign costs of plants where production has not yet restarted.

Comparability

For comparative purposes, pro forma financial statements have been drawn up, restated to take account of i) the impact of allocations made during the second half of 2001 of badwill arising on the demerger of the Eridania Béghin-Say group in 2001, and (ii) deconsolidation of the Italian companies on April 10, 2002. They have not been restated for consolidation of the Brazilian operations on October 1, 2001, as the impact was not material.

CONSOLIDATED INCOME STATEMENT RESTATED (in millions of EUR)	9 months ended September 30, 2001	Total Adjustment	9 months ended September 30, 2001 Pro-forma	9 months ended Sept. 30, 2002
Net Sales	**1300,9**	**-301,7**	**999,2**	**1055,1**
Operating income	**129,8**	**2,4**	**132,2**	**120,6**
Financial expense	(38,5)	9,9	(28,6)	(27,3)
Non-recurring items, net (excluding gain on italian activities sale)	(18,2)	3,3	(14,9)	(6,1)
Gain on italian activities sale				47,5
Corporate income taxes	(30,7)	(3,3)	(34,0)	(42,1)
Net income of fully consolidated companies	**42,4**	**12,3**	**54,7**	**92,6**
Group share in income of companies consolidated by equity method	2,0	0,0	2,0	2,7
Goodwill amortization	(0,3)	1,3	1,0	0,1
Net income before minority interests	**44,1**	**13,7**	**57,8**	**95,4**
Minority interests	(1,1)	0,6	(0,5)	(0,9)
Net income - group share	**43,0**	**14,2**	**57,2**	**94,5**
Net earnings per share (in euros)	**1,68**	**0,56**	**2,23**	**3,70**
Average number of shares	**25 623 254**			**25 508 920**

COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

The inclusion of the Brazilian subsidiary, Açucar Guarani, in the scope of consolidation had the effect of increasing sales and operating income for the first nine months of 2002 by EUR 83.2 million and EUR 19.1 million respectively, compared with the same period of 2001. The removal from the scope of consolidation of the Group's operations in Italy, following their divestment on April 10, 2002, trimmed EUR 301.7 million from sales but boosted operating income by EUR 2.2 million. Changes in the exchange rate of the Hungarian forint had a positive impact of EUR 3.6 million on sales and EUR 0.6 million on operating income.

The 3.1% decline in **sales** at constant exchange rates and scope of consolidation was due to lower sales by the French business, partly offset by higher sales by the Hungarian subsidiaries.

Operating income contracted by 7.1%. At constant exchange rates and scope of consolidation, the decline was 23.5%, reflecting the lower operating income of the French business.

Net financial expense came to EUR 27.3 million versus EUR 38.5 million for the first nine months of 2001. The 29.1% improvement was primarily attributable to the reduction in consolidated debt following the April 2002 sale of the Group's operations in Italy.

Pre-tax income from continuing operations rose 2.2% to EUR 93.3 million, up from EUR 91.3 million for the first nine months of 2001.

The Group had **net non-recurring income** of EUR 41.4 million as opposed to net non-recurring expense of EUR 18.2 million in the first nine months of 2001. The majority of non-recurring income for the first nine months of 2002 consisted of the gain realised on the sale of the Group's operations in Italy.

Corporate income tax amounted to EUR 42.1 million, representing an effective tax rate of 31.3%. This was below the Group's usual average tax rate of just over 35% due to the tax effects of the disposal of operations in Italy .

After adding the EUR 2.7 million Group share in income from companies accounted for by the equity method and the EUR 0.1 million positive net impact of goodwill amortisation and reversals, and deducting minority interests of EUR 0.9 million, **net income (Group share)** came to EUR 94.5 million versus EUR 43.0 million for the first nine months of 2001.

Turning to the consolidated balance sheet at September 30, 2002, the Group had **shareholders' equity** of EUR 596.0 million, compared with EUR 578.6 million at September 30, 2001 and EUR 628.5 million at December 31, 2001.

After deducting cash of EUR 27.6 million and marketable securities of EUR 230.2 million (excluding own shares held by Béghin-Say), the Group's **net indebtedness** at September 30, 2002 stood at EUR 614.1 million versus EUR 1,013.6 million at September 30, 2001 and EUR 1,169.9 million at December 31, 2001. The majority of the decrease stemmed from the sale of the Group's Italian operations in April 2002.

The **net debt-to-equity ratio** improved to 1.03 from 1.75 at September 30, 2001 and **interest cover** (ratio of operating income to interest expense) stood at 4.42 versus 3.37 for the first nine months of 2001.

Significant events of the first nine months of 2002

Significant events of the period were as follows (see page 6 of the first-half 2002 report for further details):

- In January 2002, the Béghin-Say Board of Directors confirmed that it was considering divesting the Group's Italian operations. Exclusive negotiations were initiated in March 2002 with Italian consortium Sadam/Co.Pro.B/Finbieticola, and the transaction was finalised on April 10, 2002.
- In June 2002, Edison, the majority shareholder of Béghin-Say, launched exclusive negotiations with the consortium set up between Union SDA and Union BS for the sale of Edison's total interest in Béghin-Say.

Subsequent events

- On October 31, 2002, Edison – the majority shareholder of Béghin-Say – and the consortium set up between Union des Sucreries et Distilleries Agricoles (Union SDA) and Union des Planteurs de Betteraves à Sucre (Union BS) announced that they had agreed on the terms of sale of Edison's 53.8% interest in Béghin-Say to the consortium.

ANALYSIS BY BUSINESS SEGMENT

Sales by country (published figures)

In EUR millions	2001 (9 months)	**2002 (9 months)**	change (EURm)
Sugar and Alcohol France	777.3	**742.9**	-34.4
Sugar and Alcohol Italy (1)	463.9	**153.0**	-310.9
Sugar Hungary	58.0	**76.0**	+18.0
Sugar and Alcohol Brazil	-	**83.2**	+83.2
Other	1.7	**0.0**	-1.7
TOTAL	1,300.9	**1,055.1**	-245.8

(1) The Group's Italian operations were divested on April 10, 2002

Operating income by country (published figures)

In EUR millions	2001 (9 months)	**2002 (9 months)**	change (EURm)
Sugar and Alcohol France	122.0	**95.6**	-26.4
Sugar and Alcohol Italy (1)	(2.0)	**(4.0)**	-2.0
Sugar Hungary	9.1	**10.1**	+1.0
Sugar and Alcohol Brazil	-	**19.1**	+19.1
Other	0.7	**(0.2)**	-0.9
TOTAL	129.8	**120.6**	-9.2

(1) The Group's Italian operations were divested on April 10, 2002

Sugar and Alcohol France

In EUR millions	2001 (9 months)	**2002 (9 months)**	% change
Sales	777.3	**742.9**	-4.4%
Sugar	751.4	**718.1**	-4.4%
Alcohol	25.9	**54.8**	-4.2%
Operating income	122.0	**95.6**	-21.6%
Operating margin	15.7%	**12.9%**	

Market conditions remained difficult during the third quarter in France and the rest of the European Union, in both the table-top and industrial sugar segments. Sales by industrial sugar users were adversely affected by unfavourable weather conditions during the summer, in addition, leading to a sharp decline in sales volumes to these industries compared with 2001. The volume shortfall was made up through higher quota sales to non-European countries, thereby eroding overall margins. As expected, non-quota sugar sales contracted sharply, due to the low volume of production from the 2001/2002 campaign.

Operating margin was further affected by the weak production level and high production-based contribution of the 2001/2002 campaign.

Sugar and Alcohol Italy [(1)]

In EUR millions	2001 (9 months)	**2002 (9 months)**	% change
Sales	463.9	**153.0**	n.m.
Sugar	449.1	**147.8**	n.m.
Alcohol	14.8	**5.2**	n.m.
Operating loss	(2.0)	**(4.0)**	n.m.
Operating margin	-0.4%	**-2.6%**	

(1) The Group's Italian operations were divested on April 10, 2002

Note: Béghin-Say divested its Italian operations on April 10, 2002 and the operations were removed from the scope of consolidation at that date. The comments below concern the Eridania group's operations for the first three months of 2002.

Sales volumes contracted in the first three months of 2002, primarily in the industrial sugar market, due to ongoing competition from Balkan imports.

Sales prices were slightly below their level in the first quarter of 2001. Operating margin was also weakened by higher costs for the 2001/2002 campaign – due mainly to the low production from the campaign – and increased distribution costs.

Sugar Hungary

In EUR millions	2001 (9 months)	**2002 (9 months)**	% change
Sales	58.0	**76.0**	+31.0%
Operating income	9.1	**10.1**	+11.0%
Operating margin	15.7%	**13.3%**	

Overall margins in Hungary improved, helped by sustained domestic sales volumes and higher domestic sales prices. These good conditions in the national market, however, were partially offset by a decline in export margins triggered by lower world sugar prices. The increase in value of the forint against the euro added EUR 0.6 million to operating income.

Sugar and Alcohol Brazil [(1)]

In EUR millions	2001 (9 months)	**2002 (9 months)**	% change
Sales	-	**83.2**	-
Sugar	-	**74.2**	-
Alcohol	-	**9.0**	-
Operating income	-	**19.1**	-
Operating margin	-	**23.0%**	

(1)Açucar Guarani was consolidated as from the fourth quarter of 2001.

In the domestic market, industrial sugar sales reached a very satisfactory level but table-top sugar sales remained under heavy competitive pressure. Export volumes remained strong, as a result of the high production volumes from the last two campaigns. Prices were adversely affected by lower world sugar prices, which are quoted in US dollars. However, the impact on margins was partly offset by dollar-to-real conversion gains, following the drop in value of the Brazilian currency.

*

* *

Outlook for the Full Year

The Hungarian and Brazilian subsidiaries are experiencing mixed fortunes, depending on the market segment, but are still expected to meet their margin objectives. In France, the negative impact of low production from the 2001/2002 campaign is being exacerbated by persistently difficult market conditions and an unfavourable world market. Although these conditions look set to last, the Group remains confident in matching its 2001 operating margin rate in 2002, taking into account the recent changes in its scope of consolidation. The outlook for the 2002/2003 campaign is good and the initial benefits should be seen in the fourth quarter. The Group is standing by its forecast of growth in net income for the full year, helped primarily by the gain realised on the sale of its Italian operations.

Forthcoming publications (approximate dates)
2002 sales: February 12, 2003
2002 results: March 13, 2003

The quarterly results are posted on the Group's web site
http://www.beghin-say.com

Financial Information
Renaud Wattinne, Chief Financial Officer

Investor Relations
Olivier Leduc, Financial Communication Director
Tel:+33 (0)1 41 43 10 45 Fax: +33 (0)1 41 43 11 56
Email: oleduc@fr.beghin-say.com

BEGHIN-SAY

December, 31th 2 0 01	CONSOLIDATED BALANCE-SHEET (in millions of EUR)	September 30th 2 0 0 2	September 30th 2 0 0 1
	Current assets		
33,3	Cash and cash equivalents	27,6	49,4
6,7	Marketable securities	230,2	98,1
223,0	Trade receivables, net of allowances	121,7	224,5
991,6	Inventories and work-in-process	212,2	533,2
29,6	Net Deffered Taxes	10,6	
193,8	Other current assets	155,4	197,0
1 478,0	**Total current assets**	**757,7**	**1 102,2**
	Tangible and intangible assets		
598,1	Property, plant and equipment	377,6	614,0
74,4	Goodwill	46,7	
638,5	Intangible assets	590,4	540,4
	Financial assets		
34,2	Investments accounted for by the equity method	36,3	34,5
10,9	Non-consolidated investments	6,8	111,5
10,8	Other financial assets	1,4	18,1
1 366,9	**Total non-current assets**	**1 059,2**	**1 318,5**
2 844,9	**Total assets**	**1 816,9**	**2 420,7**

BEGHIN-SAY

December, 31th 2 0 01	CONSOLIDATED BALANCE-SHEET (in millions of EUR)	September 30th 2 0 0 2	September 30th 2 0 0 1
	Liabilities		
467,4	Trade payables	152,1	299,3
1 212,2	Financial borrowings	871,9	1 166,0
42,3	Provisions for risks and charges	29,5	152,3
0,2	Investment subsidies	0,1	0,2
207,8	Badwill		
286,5	Other current liabilities	167,3	224,3
2 216,4	**Total current liabilities**	**1 220,9**	**1 842,1**
	Shareholder's equity		
25,6	Capital	25,6	25,7
559,8	Paid-in surplus, accumulated earnings	552,6	512,9
43,1	Minority interests	17,8	40,0
628,5	**Total shareholder's equity**	**596,0**	**578,6**
2 844,9	**Total liabilities and shareholder's equity**	**1 816,9**	**2 420,7**
1169,9	Net Financial Debt	614,1	1013,6

BEGHIN - SAY

CONSOLIDATED INCOME STATEMENT
(in millions of EUR)

12 months ended Dec 31, 2001		9 months ended September 2002	9 months ended September 2001
	Revenues		
1 871,8	. Net Sales	**1 055,1**	**1 300,9**
55,3	. Other operating revenues	9,5	33,1
1 927,1	**Total revenues**	1 064,6	1 334,0
	Operating expenses		
1 041,3	. Purchases and changes in inventories	676,3	919,1
78,9	. Taxes not related to income	43,3	4,4
189,2	. Payroll expenses	57,3	85,0
70,5	. Depreciation and amortization	19,3	30,6
339,4	. Sundry expenses	147,8	165,1
1 719,3	**Total operating expenses**	**944,0**	**1 204,2**
207,8	**Operating income**	**120,6**	**129,8**
(45,6)	**Financial expense**	**(27,3)**	**(38,5)**
162,2	**Pre-tax income from continuing operations**	**93,3**	**91,3**
(37,1)	Non-recurring items, net	**41,4**	**(18,2)**
(53,7)	Corporate income taxes	**(42,1)**	**(30,7)**
71,4	**Net income of fully consolidated companies**	92,6	42,4
2,0	Group share in income of companies consolidated by equity method	2,7	2,0
4,9	Goodwill amortization	0,1	(0,3)
78,3	**Net income before minority interests**	95,4	44,1
(3,4)	Minority interests	(0,9)	(1,1)
74,9	**Net income - group share**	**94,5**	**43,0**
2,93	**Net earnings per share (in euros)**	**3,70**	**1,68**
25 535 170	**Average number of shares**	**25 508 920**	**25 623 254**

CONSOLIDATED CASH FLOW STATEMENT
(in millions of EUR)

12 months ended Dec 31, 2001		9 months ended September 30, 2002	9 months ended September 30, 2001
	CASH FLOWS FROM (FOR) OPERATING ACTIVITIES		
207,8	Operating income	120,6	129,8
70,5	Amortization - related to operations	19,3	30,6
1,0	Depreciation - related to operations	(4,2)	2,7
279,3	**Gross operating income**	**135,7**	**163,1**
(6,6)	Impact of timing differences	217,9	249,4
272,7	**Operating cash flow**	**353,6**	**412,5**
(45,6)	Net financial expense	(27,3)	(38,5)
(35,7)	Corporate income taxes	(77,5)	(34,3)
0,4	Dividends received from companies consolidated by the equity method	0,6	0,6
(26,0)	Other expenses paid, net	(8,3)	(21,4)
165,8	**TOTAL**	**241,1**	**318,9**
	CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES		
(72,9)	Additions to fixed assets	(46,4)	(61,4)
(9,6)	Additions to other assets	(2,7)	(97,9)
26,7	Disposals of assets	4,2	20,4
	Investment subsidies received		
(97,3)	(Acquisitions) Disposals of consolidated subsidiaries	264,3	(13,3)
8,4	Cash net of the purchased or sold subsidiaries	131,1	
(9,1)	Impact of timing differences	10,7	(13,2)
(153,8)	**TOTAL**	**361,2**	**(165,4)**
	CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES		
(36,5)	Dividends paid to Béghin - Say shareholders	(43,3)	(36,5)
(0,1)	Dividendes paid to minority shareholders of consolidated subsidiaries	(0,1)	(0,1)
(5,2)	Self-control investment shares of Béghin-Say SA	(0,1)	(4,5)
43,5	Increases (reductions) in borrowings	(334,9)	11,6
	Impact of timing differences		
1,7	**TOTAL**	**(378,4)**	**(29,5)**
2,8	**IMPACT OF EXCHANGE RATES VARIATIONS**	(6,1)	
16,5	**NET CHANGE IN CASH AND CASH EQUIVALENTS**	**217,8**	**124,0**
23,5	**CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR**	**40,0**	**23,5**
40,0	**CASH AND CASH EQUIVALENTS AT END OF YEAR**	**257,8**	**147,5**

BEGHIN - SAY

CHANGES IN SHAREHOLDER' EQUITY - GROUP SHARE
(in millions of EUR)

Dec 31, 2001		September 30, 2002	September 30, 2001
557,8	**Opening shareholder's equity - Group share**	**585,4**	**557,8**
(22,5)	Suspense account		(21,8)
(5,2)	Treasury investment shares Béghin-Say SA	(0,1)	(4,5)
(36,5)	Dividends paid	(43,3)	(36,5)
74,9	Net income for the period	94,5	43,0
16,9	Exchange adjustments	(58,3)	0,6
585,4	**Shareholder's equity - group share at the end of the period**	**578,1**	**538,6**